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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                               Famous Fixins, Inc
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                                (NAME OF ISSUER)

                          COMMON STOCK $.001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                  307071 1 0 0
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                                 (CUSIP NUMBER)

                                Steve Chamberlin
                               9440 Santa Monica Boulevard, Suite 400
                             Beverly Hills, CA 90210
                                 (310) 860-9969

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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are set required to respond unless the form displays a currently valid OMB control number.



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-------------------------                                  ---------------------
  CUSIP NO. 307071 1 0 0              SCHEDULE 13D
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Above Person
      S/S ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
      N/A                                                       (b) [_]

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO

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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

      N/A
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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 7    SOLE VOTING POWER

      9,725,462 SHARES

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 8    SHARED VOTING POWER

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 9    SOLE DISPOSITIVE POWER

      9,725,462 SHARES
-----------------------------------------------------------
 10   SHARED DISPOSITIVE POWER


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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,725,462 Shares

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%
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 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

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Item 1:  Security  and  Issuer:

          The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock"), of Famous Fixins, Inc. Principal executive offices of the Corporation is located at 9440 Santa Monica Boulevard, Suite 400, Beverly Hills, CA 90210.

Item 2(a) Name:

          Steve Chamberlin

Item 2(b) Address of Principal Business Office:

          9440 Santa Monica Boulevard, Suite 400
          Beverly Hills, CA  90210

Item 2(c) Occupation:

          Managing Member of Warning

Item 2(d) Criminal Proceedings:
          N/A

Item 2(e) Civil Proceedings:

          N/A
Item 2(f) Citizenship:

          United States

Item 3    Source and Amount of Funds or Other Consideration

         9,725,462 of the issuer's shares plus a note for $1,160,000 were issued in exchange for Mr. Chamberlin's interest in Warning Model Management.

Item 4    Purpose of Transaction

          See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (h) of Item 4 of
Schedule 13D.

Item 5   Interest in Securities of the Issuer:

          (a) Ownership of 13.7% of Class A common stock of the Company.

          (b) Number of shares as to which such person has:

              i)    sole power to vote or to direct the vote - 9,725,462 shares

              ii)   shared power to vote or to direct the vote None

              iii) sole power to dispose or to direct the disposition of 9,725,462 shares

              iv)   shared power to dispose or to direct the disposition of None

Item 6 Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

          N/A

Item  7   Material  to  Be  Filed  as  Exhibits

          N/A

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          April 9,  2003


Signature:   /s/ Steve Chamberlin
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Name/Title:  Steve Chamberlin/ Managing Member of Warning
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